ONEWATER MARINE INC.
INSIDER TRADING POLICY
Amended and Revised as of March 1, 2023
This Insider Trading Policy (this “Policy”) provides guidance to directors, officers, employees and consultants of OneWater Marine Inc. (the “Company”) with respect to transactions in the Company’s securities (such as common stock, options to buy or sell Company securities, warrants, convertible securities and debt securities) and derivative securities relating to the Company’s common stock, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws.
This Policy applies to all directors, officers and other employees of the Company, and any consultants who receive or are aware of Material, Non-Public Information (as defined below) regarding the Company and obtained in the course of employment or association with the Company. The people to whom this Policy applies are referred to in this Policy as “insiders.” All insiders must comply strictly with this Policy.
The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.
The Company’s Chief Financial Officer (after, to the extent the Chief Financial Officer deems it advisable, his or her consultation with outside compliance legal counsel) will serve as the “Compliance Officer” for purposes of this Policy. You should read this Policy carefully, ask questions of the Compliance Officer, and promptly sign and return the certification attached as Annex A acknowledging receipt of this Policy to:
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, Georgia 30518
Attention: Director of Human Resources

The Company’s directors, officers and other employees must promptly sign and return the attached certification acknowledging receipt of this Policy when requested to do so by the Company’s Director of Human Resources (which term includes any person whom the Director of Human Resources designates to administer the responsibilities described in this Policy). Questions or comments for the Compliance Officer should be sent to the Director of Human Resources.

I.    Definitions and Explanations
A.    Material, Non-Public Information
1.    What Information is “Material”?
It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase, sale or holding of the Company’s securities. Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material. It is also important to remember that either positive or negative information may be material.
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information. Common examples of material information include:
    Unpublished financial results (annual, quarterly or otherwise);
    Unpublished projections of future earnings or losses;
    News of a pending or proposed merger or joint venture;
    News of a significant acquisition or a sale of significant assets;
    Impending announcements of bankruptcy or financial liquidity problems;
    Impending restructuring of the Company;
    Gain or loss of a substantial customer or supplier;
    Changes in the Company’s distribution or dividend policy;
    Stock splits;
    Changes in the Company’s or its subsidiaries’ credit ratings, if applicable;
    New equity or debt offerings;
    Significant developments in litigation or regulatory proceedings;
    Significant corporate events, including material cyber, data or personnel matters; and
    Major personnel changes, particularly departures or elections of executive officers or certain directors.

The above list is for illustration purposes only.
2.    What Information is “Non-Public”?
Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully. Generally, one should allow two full Trading Days following publication as a reasonable waiting period before information is deemed to be public. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material, Non-Public Information.
B.    Related Person
“Related Person” means, with respect to the Company’s insiders:
    Any family member living in the insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household;
    Family members who do not live in the insider’s household but whose transactions in Company securities are directed by the insider or subject to the insider’s influence or control;
    Partnerships in which the insider is a general partner;
    Trusts of which the insider is a trustee;
    Estates of which the insider is an executor; and
    Other equivalent legal entities that such insider controls.
C.    Trading Day
“Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.
II.    General Policy
This Policy prohibits insiders from (i) transacting in or (ii) “tipping,” either directly or indirectly, others who may trade in the Company’s securities, in each case while aware of Material, Non-Public Information about the Company. These activities are commonly referred to as “insider trading.”

A.    Trading on Material, Non-Public Information
Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction in the Company’s securities, including making any offer to purchase or offer to sell or giving any gift of the Company’s securities, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending after two full Trading Days following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.
B.    Tipping Others of Material, Non-Public Information
No insider shall disclose or tip, either directly or indirectly, Material, Non-Public Information about the Company to any other person (including Related Persons) where the Material, Non-Public Information about the Company may be used by that person to his or her profit by trading in the securities of the Company, nor shall the insider or the Related Person make recommendations, either directly or indirectly, or express opinions on the basis of Material, Non-Public Information about the Company as to trading in the Company’s securities. Insiders are not authorized to recommend the purchase or sale of the Company’s securities to any other person (other than Related Persons) regardless of whether the insider is aware of Material, Non-Public Information about the Company.
C.    Confidentiality of Material, Non-Public Information
Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and projections) that may be Material, Non-Public Information, the inquiry should be referred to the Compliance Officer, who will work with the individual coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.
D.    Special and Prohibited Transactions
It is the Company’s policy that its insiders may not engage in any of transactions specified below.
1.    Transactions in Company Debt Securities. Insider transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.
2.    Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-

Public Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction. Additionally, Section 16(c) of the Exchange Act expressly prohibits directors and officers from engaging in short sales.
Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company securities. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing or buying puts or calls. Transactions in debt that may be convertible into Company securities would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”
3.    Purchases of Company Securities on Margin. Any of the Company’s securities purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s securities on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is prohibited by this Policy.
4.    Pledges of Company Securities. Pledging Company securities as collateral, including shares held in a margin account, is prohibited; except that Philip Austin Singleton Jr., Chief Executive Officer of the Company, and Anthony Aisquith, President and Chief Operating Officer of the Company, each of whom are founders and significant shareholders of the Company, may pledge no more than 15% of their aggregate beneficial ownership of Company securities each year, unless previously approved by a majority of members of the Company’s board of directors (the “Board”).
5.    Short Term Trading. Directors and officers who purchase Company securities in the open market may not sell any Company securities in the open market during the six months following the purchase (or vice versa).
6.    Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans (as defined below) should be used only for a very brief period of time.

E.    Exempted Transactions
This Policy does not apply in the case of the following transactions (if applicable to the Company), except as specifically noted:
1.    Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right or net settlement pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements or the exercise price. This Policy does apply, however, to any sale of stock in the market as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
2.    Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
3.    401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election. This Policy does apply, however, to certain elections the insider may make under the 401(k) plan, including:
(a)    an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Company stock fund;
(b)     an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;
(c)     an election to borrow money against the insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the insider’s Company stock fund balance; and
(d)     an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
4.    Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in an employee stock purchase plan resulting from the insider’s periodic contribution of money to the plan pursuant to the election the insider made at the time of the insider’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to such a plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the insider’s election to participate in such a plan for any enrollment period, and to the insider’s sales of Company securities purchased pursuant to that plan.
5.    Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under a dividend reinvestment plan of the Company resulting from the insider’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the insider chooses to make to such a dividend reinvestment plan, and to the insider’s election to participate in the plan or increase the insider’s level of participation in the plan. This Policy also applies to the insider’s sale of any Company securities purchased pursuant to such a plan.
6.    Mutual Funds. Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.
7.    Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.
8.    Rule 10b5-1 Plans. Trades made pursuant to a “Rule 10b5-1 Plan.” A Rule 10b5-1 Plan is a written plan for selling the Company securities that, at the time it is adopted, conforms to all of the requirements of Rule 10b5-1 as then in effect and any other restrictions applicable to your trading of the Company stock (e.g., Rule 144. Insiders must obtain authorization from the Compliance Officer before entering into or modifying a Qualified Trading Plan, except if the insider is a Section 16 officer or a director, such insider must obtain authorization from the Board.
9.    Other Transactions. Any transaction specifically approved in advance by the Compliance Officer, except if the transaction is made by a Section 16 officer or a director, in which case the transaction much be specifically approved in advance by the Board.

F.    Post-Termination Transactions
The policies set forth in this Section II continue to apply to transactions in the Company’s securities even after the insider has terminated employment or other service relationship with the Company as follows: if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not transact in the Company’s securities until that information has become public or is no longer material.
III.    Additional Trading Policies and Requirements for Certain Insiders
A.    Restrictive Period and the Window Group
All directors, Section 16 officers (as defined below) and others as identified by the Company and who have been notified that they have been so identified (the “Window Group”) are prohibited from trading in Company securities during the period beginning at the close of market on the 10th calendar day prior to the end of each fiscal quarter and ending after two full Trading Days following the date of public disclosure of the financial results for that fiscal quarter (the “Restrictive Period”). Insiders who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy. The restriction on trading while in possession of Material, Non-Public Information applies to each insider whether or not the Company has provided such notice.
From time to time, the Company may also prohibit some or all of its directors, officers, employees or consultants from trading the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, the Company will notify the affected persons, and those persons may not engage in any transaction involving the purchase or sale of the Company’s securities until the Company notifies them that such event-specific Restrictive Period is over. In addition, those persons should not disclose to others the fact of the trading suspension.
Trading in the Company’s securities outside of the Restrictive Period should not be considered a “safe harbor.”
B.    Pre-Clearance of Trades
The Company has determined that some or all of its directors, Section 16 officers, and others as identified by the Company and who have been notified that they have been so identified (collectively, the “Pre-Clearance Group”) must not transact in the Company’s securities, even outside of a Restrictive Period, without first complying with the Company’s “pre-clearance” process. Each member of the Pre-Clearance Group should contact and receive pre-clearance from the Compliance Officer prior to commencing any transactions in the Company’s securities (whether or not listed in the Exempted Transactions specified in Section II, Subsection E). Pre-Clearance Group members must obtain written clearance (which may include clearance via email) from the Compliance

Officer; oral pre-clearance is not sufficient. After you receive permission to engage in a transaction, you must complete your transaction within (i) five Trading Days or (ii) such shorter period as is designated by the Compliance Officer at the time of your request for permission, or make a new request for clearance.
Please note that clearance of a proposed transaction by the Compliance Officer does not constitute legal advice regarding or otherwise acknowledge that a member of the Pre-Clearance Group does not possess Material, Non-Public Information. Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.
C.    Exceptions
The Restrictive Period trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings “Exempted Transactions.” Further, the requirement for pre-clearance and the Restrictive Period trading restrictions do not apply to transactions conducted pursuant to Rule 10b5-1 plans that have already been properly approved, described under the heading “Planned Trading Programs.”
“Section 16 officer” means the Company’s president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board. Officers of the Company’s subsidiaries shall also be deemed officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.
IV.    Potential Criminal and Civil Liability and/or Disciplinary Action
A.    SEC Enforcement Action
The adverse consequences of insider trading violations include, without limitation, the following:
1.    For individuals who trade on Material, Non-Public Information (or tip information to others):
    A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;
    A criminal fine of up to $5.0 million (no matter how small the profit); and/or
    A jail term of up to 20 years.

2.    For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
    A civil penalty of up to the greater of $2.48 million or three times the profit gained or loss avoided as a result of the insider’s violation;
    A criminal penalty of up to $25.0 million; and/or
    The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
B.    Disciplinary Action by the Company
Persons who violate this Policy may be subject to disciplinary action by the Company, which may include termination or other appropriate action.
* * * *
This document states a policy of OneWater Marine Inc. and is not intended to be regarded as the rendering of legal advice.
ANNEX A
INSIDER TRADING POLICY
CERTIFICATION
I have read and understand the Insider Trading Policy (the “Policy”) of OneWater Marine Inc. (the “Company”). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am a director, officer or employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company’s policies, including the Policy, is a basis for termination for cause of my employment or service with the Company and any subsidiary or other affiliate to which my employment or service now relates or may in the future relate.
I am aware that this signed Certification will be filed with my personal records in the Company’s human resources department.
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Signature

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Type or Print Name

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Date